SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2010

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☒

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated September 7, 2010 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated September 7, 2010, the Company reported that it has sold a plot of land with a total surface area of approximately 4,302 hectares, known as La Juanita, located in Argentina, Province of Buenos Aires, District of Trenque Lauquen, for a total amount of U$S 18,000,000. On September 3, 2010 the Company has signed the deed.

The purchase price was paid to the Company as follows: (i) the sum of USD 4,500,000 was paid with the execution of the purchase agreement; (ii) the sum of USD 12,500,000 was paid with the execution of the deed; and (iii) the outstanding balance of USD 1,000,000 will be paid on January 10, 2011.

As collateral for the balance’s payment, the purchaser has constituted a senior mortgage over the aforementioned plot of land, in favor of the Company.

Through this transaction, the Company recorded a profit of Ps. 49.6 Million, that will be reflected in its quarterly financial statements as of September 30, 2010.

Within the framework of the operation, the Company signed a commodatum contract on some fractions (945 hectares) of the abovementioned plot of land, with the intention to continue with the productive activities there until January 10, 2011.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Vice Chairman of the Board of Directors

Dated: September 7, 2010.